2023 REPORT

Ghost Town Oats

REPORT CARD

Dear investors,

Hi everyone,

As always, I want to start by expressing my gratitude for your continued belief in Ghost Town Oats since we started taking on investors in 2022! This last year and a half has been full of challenges, but also monumental growth and learning opportunities that have left us in a stronger position than ever before.

One of our biggest updates of the year is that we've successfully transitioned to a new manufacturing partner in Montréal, Canada. This was no small feat, but it's already paying off in incredible ways. The switch has allowed us to significantly lower our cost of goods sold (COGs) while also increasing our ability to scale production. This partnership has already proven to be as collaborative as Ezra and I hoped it would be; from having the freedom to visit during production runs to doing QC and making necessary formulaic changes on the fly, it's a game-changing partnership that'll help us grow to meet the increasing demand for Ghost Town Oats across North America. (And beyond... but one thing at a time.)

In addition, we scaled back our team to only Ezra and I, which was one of the hardest decisions I had to make this year. I'll admit, I felt like a failure of a leader in the aftermath. I take my responsibilities seriously, including the responsibility of taking care of my team members. Although we could no longer afford to keep everyone, it

was a long-term blessing in disguise. The shift has allowed us to become more streamlined in our sales and operations processes. As we're former specialty coffee baristas who thrive off of quality and excellence in everything we do, our workflows are now more focused on executing with precision and the excellence we're used to.

As of October 2024, we're also excited to announce that we've brought on an incredible outsourced sales team who were formerly with Oatly US. This group has deep expertise in the coffee and foodservice distribution space, and we've already started to see the impact of their experience and relationships. They're helping us expand our reach and maximize our opportunities for growth in ways that we simply couldn't have done on our own. It's been an exciting shift, and we're confident that this move will accelerate our path to profitability.

Of course, none of this came without its fair share of challenges. We've faced tough times and had to make some hard decisions, but we've come out of those trials stronger, wiser, and more resilient. Every obstacle has taught us something new and helped us sharpen our vision for Ghost Town Oats. We're now more efficient and focused on what really matters—delivering a top-notch product to our customers and making sure Ghost Town Oats is a brand that people love and trust.

Thank you for your continued support and for sticking with us through thick and thin. Your faith in our vision and your unwavering encouragement have been essential to where we are today, and I'm excited about where we're headed next. The future looks bright for Ghost Town Oats, and we're thrilled to have you alongside us on this journey.

We need your help!

One of the more obvious ways investors can get involved is by leveraging your networks for new distribution, retail

partnerships, and marketing opportunities to help us continue to grow. Just as importantly, we want our investors to be our cheerleaders — send us a kind note via email or social! We also won't say no to a cup of coffee or lunch! Any thing to let us know you're thinking of us as we navigate building a lasting, impactful company.

Sincerely,

Michelle R. Johnson

Chief Executive Officer, Co-Founder

How did we do this year?

REPORT CARD

B+

☺ The Good

August 2023 was our highest grossing month at $650K, supported by exponential market growth in Southern CA and Phoenix.

I took over as CEO in May 2023 and immediately got to work restructuring manufacturing logistics to reduce COGs by 12%.

We expanded our team with another full-time member and a contractor to support marketing, social, and creative project management.

☹ The Bad

In Summer '23, cash flow restraints delayed consistent production, slowing sales to a halt from May to July.

Not all business partnerships last forever. Our co-founder breakup and transition resulted in over $50K in legal fees.

On the heels of that breakup, a once budding relationship with one of our largest investors turned cold by year's end.

2023 At a Glance

January 1 to December 31


$$$$

$2,096,179 +415%

Revenue



-$551,351

Net Loss


IOU!

$577,333 +68%

Short Term Debt



$85,000

Raised in 2023



$70,000

Cash on Hand

As of 10/1/24

As of 10/ 1/24

INCOME BALANCE NARRATIVE



Revenues
Profit
$2,096,179
$407,332
-$461,043
-$551,351
2022
2023

Net Margin: -26% Gross Margin: 22% Return on Assets: -77% Earnings per Share: -$0.03

Revenue per Employee: $1,048,090 Cash to Assets: 132% Revenue to Receivables: 222

Debt Ratio: 170%

Ghost_Town_Oats_GAAP_Report.pdf

We ❤ Our 477 Investors

Thank You For Believing In Us

Stacy China
Edward Chavez
Allison Barta Bailey
Keith Zimmerman
Alan Goldberg
Juliana Calderon
Candelaria Francisco
Miki Reynolds
Kathleen OBrien-Blair
Jamie Boling
Lucas Smith
Casey Mong
Jordan Hardin
Mario Monterrosa
Caroline Gilling
Zulfa Ishak
Aryan Rayborn
Emily Snyder
Stephanie Rangel
Jenny Fer
Renjae Burch
Charles Bowie
Derek Spors
Christopher Alameda
Elisabeth Ane...
Jessica Mentze
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Niklas Moe
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Valentin...
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Makarai Stone
Abner Roldan
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Holly Neckermann
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Alex H
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J Yip
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Julie Broberg Dahl...
Jeremy Hernandez
Sociology Coffee Bar
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Dawn M Smith
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Alden Kelley
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Allison Masangkay
Farah Jesani
Haden Polseno-...
Dionne Lee
Cicely Strickland-Ruiz
Diana Mnatsakanyan
Michael Acosta
Heidi Scharnitzke
Lane MARCHANT
Neil Beran
Paige Poppe
Ryan Cross
Ariel Rivera
Magda Van Dusen
Marleace Lloyd
Jessica Hurtado
Justin Van Staveren
Agboola Taiwo
Nirvana Soul LLC
Miles Brown
Desmond Rosewater
Blossom Toussaint
Persistent Capital...
David Delacruz
Brian Linsalato
Philippe Ifergan
Bryan Stokes II
Kevin Layshock
Juan Roberts
Bethany Letoto
Mahealani Sablan
Santana Tapia
Ian Wise
Sara Chase
Nqobile Mthethwa
Biola Jeje
Tina Horowitz
Max Katz
Trent Nakamura
B Hoffman
Chermaine Prior
N.S. Jack Ruby
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Angel Jones
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Stephen Rhinehart
Evan Gilman
Dan Greenberg
Laila Ghambari
Leah Ford
Jen Apodaca
Shaunté Glover
Eliza Lovett
Jessy Carrasco
Kelsey Maccombs
Monique and Daniel
Thomas Ifergan
Vincent Pantoja
Kristina Jackson
Arthur Smart
Omolola Olateju
Kimberly Lawrence
Kendra Sanchez
Isela Pierce
Weichao Kong
Jaegi Lissade
Leif Warren
Lindsey Morgan
Monica Tenorio
C.V Strickland
Su Hendrickson
Kevin McConnell
Renee Ortega
Colton Johnstone
Donya Grissett
Deon Oddie
Valerie Urrutia
Jill Killen
Thomas IFERGAN
Britta Wolfrum
Akaash Saini
F Pooler
Sara Dinari
Nathan DeRuvo
Thomas Ameloot
Conor Poull
Jacqueline Morris
Kathryn Hicks
Shaa'ista Sabir
Alex Medina
Mariana Arellano...
Alex Bruno
Valentina Valdez
Trent Miller
Nicole Cardoza
Mandy Weeks-Green
Anne Boatner
Genesis Lajara
Julie Wolfson
Jamie Coyle
Gloria S
Jordan Scherer
Tricia Lu
Jena Gaines
Jessica Johnson
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B Serna
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Jazmyn Scheib
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Trygve M Thoresen
Kerry Diamond
Mercedes Gosby
Charles Russell
Vanessa Marry
Sunita Shastri
Ash Pappalardo
Steeve Davis
Cody Wade
Kelli Christine Bucklew
Lauren Galang
Stephanie Davis-...
Gracelyn Caceros
Caralyn Cianci
Jeffrey Torres
Chloë Lewis
Jeremy Perry
Becca Bennie
Asia Dorsey
Mahreen Arshad
Zoee Alyeshmerni
Samuel Wein
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Kody Buxton
Isabell Lee
Max Phils
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Russell Dowe
Brittany Sims
Jason Miller
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Dasha Snow
Kat Melheim
Olabimpe Olaniyan
October Montoya
William Corry
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Susan Fischer
Rachel Apple
Gueric Nkunzimana
Tanya Padilla
Amanda Amato
Janay Sherley
Alyson Fraser
Ben Willis
Leicel Ros
Ever Meister
Jen Green
Tracy Jiang
Bryanna Smith
Ronald Connelly
Salina Mendoza
Nora Gross
Noah Goodman
Noah Dane...
Josephine Yang
Charles JacksonBey
Brian Gelletly
Jonathan Torre
Marina Girgis
Klaudia Kristina
Jenny Yang
Vicie Moran

Teresa Spehar
Nic Bertino
Savannah Irizarry
Charles Kennedy II
Angela HEINE
Joseph Ochoa
Maria Barillas
Queenie Fok
Jessica L Elmore
Corazon Padilla
Jordan Benesh
David Page
Amanda Parsons
Susan Painter
Lauren Mickey
C Diane Wallace...

Keith Wall
Albert Alatorre
Dakota West
Ryan Cross
Sarah Young
Rachel Morrison
Brittnie Knight
Darrell Baskin Jr.
Christopher Smith
Alexandra Olson
Raihan Anwar
Marc Salomon
Hailey Maier
Lee Richman
Andy Tan
Rosary Immordino

La Christa McArthur
Chevelle Lott
Shacarra Crawford
P E
Andy Eblin
Ca Tyra Polland
Oral Richards
Vivien Lok
Andrea Barrera
David Prichard
Robert RODRIGUEZ
Joshua LEMKE
Amanda Byron
Jazz Brickhouse
Tierra Murphy
Carolyn W

Yolanda B Dotson
Katherine Mack
Kendall Chiate
Mariana Pichardo
Mukul Das
Elizabeth Gillett
Keagan Green
Robert Wenger
Desiree Davies
Genelee Costal
Kathya Preciado
Alicia Adams
Linda Wong
Chi Chukwueke
James C Gugliemino

Vernestine...
Caitlyn Strickland
Vivian Adams
Julian Briseno
Veronica Tafoya
Thalia Torres
Lee S
Jackson O'Brien
Caroline Jacobs
Micah Gause
Alissa Probst
Kjersti Brocker
Debbie Biskup
Roberta Bushman
Natalia Martinez

Barbara Foster
Angelica Gonzalez
Makaria McArthur
Pascal Lindenau
Keante Hendricks
Markee Baskerville
Erica Escalante
Tymika Lawrence
Angela Volk
Yolanda Levels
Jennifer Sealy
Benjamin Biros
Angel Taylor
Alex Constantino
Benjamin Bowdoin

Thank You!

From the Ghost Town Oats Team



Michelle R. Johnson

Chief Executive Officer, Co-Founder

Only Black woman to compete at the United States Barista Championship. Black Ambition 2023 Semi-Finalist.



Eric J. Grimm

Chief Experience Officer, Co-Founder

Imbibe 75. Previously Joe Coffee Company, Go Get Em Tiger.





Ezra Baker

Chief Product Officer, Co-Founder

Certified Q Arabica Grader. Previously Stumptown Coffee, Cafe Grumpy.



LaVonce Goodlow II

Director of Communications

Previously My 2 Cents LA, Cuties LA, Bloom & Plume Coffee



Suni Jade Reid

EA & Creative Project Manager

Founder, Aunties Coffee

Details

The Board of Directors

Director	Occupation	Joined
Michelle Johnson	co-founder @ Ghost Town Oats	2020

Officers

Officer	Title	Joined
Ezra Baker	Chief Product Officer	2020

Michelle Johnson	CEO	2020

Voting Power

Holder	Securities Held	Voting Power
Michelle Johnson	8,000,000 Common shares	55.0%

Past Equity & Loan Fundraises

Date	Amount	Security	Exemption
11/2021	$4,486		Section 4(a)(2)
04/2022	$145,000		Regulation D, Rule 506(c)
05/2022	$50,000	Safe	Regulation D, Rule 506(c)
08/2022	$100,000	Safe	Regulation D, Rule 506(c)
09/2022	$210,881		4(a)(6)
03/2023	$15,000	Safe	Regulation D, Rule 506(c)
06/2023	$40,000	Safe	Regulation D, Rule 506(c)
06/2023	$25,000	Safe	Regulation D, Rule 506(c)
07/2023	$5,000	Safe	Regulation D, Rule 506(c)

The use of proceeds is to fund general operations.

Convertible Note Outstanding

Issued	Amount	Interest	Discount	Valuation Cap	Maturity
04/25/2022	$145,000	3.0%	30.0%	$5,000,000	04/25/2024

Outstanding Debts

None.

Related Party Transactions

None.

Capital Structure

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common Shares	20,000,000	17,882,352	Yes

Warrants:	0
Options:	0

Form C Risks:

Our future success depends on the efforts of a small management team. The loss of services

of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

The continued growth of the plant-based milk industry as a whole is a necessary factor in our success.

Ghost Town already has strong demand from a large number of coffee shops across the world. However, we are not currently generating revenue and there will be many additional challenges as we seek to meet this demand. In addition, there will be challenges involved as we expand beyond serving only coffee shops and grow into larger national retailers, convenience store chains, and other large-scale partners.

Our primary challenge as we seek to thoughtfully and rapidly expand will be centered around supply chain and logistics. In addition, there are many challenges around sourcing of our primary ingredients that are difficult to predict and prevent until we are able to take more control over our entire production line.

The plant-based milk industry is a rapidly-growing industry. We may have competitive challenges from new and existing brands entering the space. This includes brands threatening to challenge us by offering lower pricing, or by boxing us out of regional markets entirely.

Our business is heavily dependent on broader international factors that are often entirely beyond our control. These factors may impact our ability to scale or expand.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Scaling challenges include: supply chain, logistics, warehousing, procurement, and forecasting.

Our initial growth strategy is dependent on wholesale channels through our cafe partners. These cafes are vulnerable to risk of COVID-related shutdowns and other business interruptions due to the pandemic either now or in the future.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of

the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;
to an accredited investor ;
as part of an offering registered with the U.S. Securities and Exchange Commission; or
to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of shares of Preferred Stock . As discussed in Question 13, when we engage in an offering of equity interests involving Preferred Stock , Investors may receive a number of shares of Preferred Stock calculated as either (i) the total value of the Investor's investment, divided by the price of the Preferred Stock being issued to new Investors, or (ii) if the valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time. Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Preferred Stock that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors . Among the factors we may consider in determining the price of Preferred Stock are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our stock (including both common stock and Preferred Stock) that take into account, as applicable, factors such as the following:

unrelated third party valuations;
the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;
our results of operations, financial position and capital resources;
current business conditions and projections;
the marketability or lack thereof of the securities;
the hiring of key personnel and the experience of our management;
the introduction of new products;
the risk inherent in the development and expansion of our products;
our stage of development and material risks related to our business;
the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
industry trends and competitive environment;
trends in consumer spending, including consumer confidence;
overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
the general economic outlook.
We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those

characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Ghost Town Oats, Inc.

Delaware Corporation
Organized December 2020
2 employees
213 North Glendale Avenue
#1248
Glendale CA 91206 http://www.ghosttown.world

Business Description

Refer to the Ghost Town Oats profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Ghost Town Oats has previously not complied with the reporting requirements under Rule 202 of Regulation Crowdfunding.

Late filing

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

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